Exhibit 12.1

The following tables sets forth our historical ratio of earnings to fixed charges for the periods indicated, in thousands:

	Six Months Ended	Fiscal Years Ended
	July 31, 2010	January 30, 2010	January 31, 2009	January 31, 2008	January 31, 2007	January 31, 2006

Net income (loss) attributed to Perry Ellis International, Inc.	$9,226	$13,167	$(12,890)	$28,173	$22,409	$22,682
Add:
Income tax provision (benefit)	4,559	3,615	(3,682)	15,785	12,311	12,639
Interest expense and amortization of debt costs	7,334	17,908	18,183	18,362	21,895	22,871
Costs of early extinguishment of debt	730	357	—	—	2,963
Estimated operating lease interest (b)	2,037	4,197	3,967	3,118	2,774	2,669

Total earnings available for fixed charges	$23,886	$39,244	$5,578	$65,438	$62,352	$60,861

Fixed Charges:
Interest expense and amortization of debt costs	$7,334	$17,908	$18,183	$18,362	$21,895	$22,871
Costs of early extinguishment of debt	730	357	—	—	2,963
Estimated operating lease interest (b)	2,037	4,197	3,967	3,118	2,774	2,669

Total fixed charges	$10,101	$22,462	$22,150	$21,480	$27,632	$25,540

Ratio of earnings to fixed charges	2.4	1.8	(a )	3.1	2.3	2.4

(a)	The earnings available for fixed charges for the year ended January 31, 2009 were inadequate to cover the total fixed charges. The coverage deficiencies in earnings available for fixed charges for a one-to-one ratio for the year ended January 31, 2009 were $16.6 million.
(b)	The estimated interest portions of operating leases were calculated based upon the company's lease portfolio and cost of borrowing.